[LOGO]   Industry Canada                Industrie Canada

CERTIFICATE                                             CERTIFICAT
OF AMENDMENT                                            DE MODIFICATION

CANADA BUSINESS                                         LOI CANADIENNE SUR
CORPORATIONS ACT                                        lES SOCIETES PAR ACTIONS

STANTEC INC.                                                             301878-4
__________________________                                      ______________________________________
Name of corporation-Denomination de la societe                  Corporation number-Numero de la societe

I hereby certify that the articles of the                       Je certifie que les statuts de la societe
above-named corporation were amended:                           susmentionnee ont ete modifies:

a) under section 13 of the Canada Business
   Corporations Act in accordance with the attached       [ ]      a) en vertu de 1'article 13 de la Loi canadienne
   notice;                                                            sur les societes par actions, conformement a lavis ci-joint;

b) under section 27 of the Canada Business
   Corporations Act as set out in the attached            [ ]      b) en vertu de 1'article 27 de la Loi canadienne sur les
   articles of amendment designating a series of shares;              societes par actions, tel qu'il est indique dans les
                                                                      clauses modificatrices ci-jointes designant une serie d'
                                                                      actions;

c) under section 179 of the Canada Business
   Corporations Act as set out in the attached            [ ]      c) en vertu de 1'article 179 de la Loi
   articles of amendment;                                             canadienne sur les societes par actions, tel qu'il est
                                                                      indique dans les clauses modificatrices ci-jointes;

d) under section 191 of the Canada Business               [ ]      d) en vertu de 1'article 191 de la Loi canadienne sur les
   Corporations Act as set out in the attached                        societes par actions, tel qu'il est indique dans les clauses
   articles of reorganization;                                        de reorganisation ci-jointes;

                                                   MAY 17, 2002 / LE 17 MAI 2002
Director - Directeur                    Date of Amendment - Date de modification

[CANADA LOGO]

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[LOGO]

Industry Canada  Industric canada              FORM 4              FORMULE 4

C, Business      Lol canadienne sur      ARTICLES OF AMENDMENT     CLAUSES
                                                                 MODIFICATIONS

Corporations Act les soieted par actions (SECTION 27 OR 177)(ARTICLES 27 OU 177)

Name of the Corporation-Benomination sociaia de la societe

STANTECTNC.

2 -- Corporation No. - N' de la societe

     301878-4

1 -- The articles of the above-named corporation are amended as follows:

     Les statues de la IS SOCIETE mentionnee d-ctessus sont modlMs ds la facon suivante :

Pursuant to section 173(l)(h) of die Canada Business Corporations Am, the Articles of the Corporation be amended by changing each of the Common Shares currently issued and outstanding in the capital of the Corporation into two (2) Common Shares.

Date May 3, 2002           Signature              4- Capacity of - En qualite de
                         /s/ Jeffrey B. Lioyd        Secretary

For Departmental Use
Only A usage du ministere   PRINTED NAME- NOM EN LECTRES MOUIEES
seulament                       Jeffrey S, Lloyd

DEPOSEE  MAY 6 2002

1C 3069 (2001/11)

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[LOGO]         Industry Canada             Industrie Canada

CERTIFICATE OF                                         CERTIFICAT
AMENDMENT                                              DE MODIFICATION

CANADA BUSINESS                                        LOI CANADIENNE SUR
CORPORATIONS ACT                                       LES SOCIALS PAR ACTIONS


     STANTEC INC.                                                        301878-4
_______________________________________________                  ___________________________________________
Name of corporation-Denomination de la societe                   Corporation number-Numero de la societe

I hereby certify that the articles of the above-                 Je certifie que les statuts de la societe
named corporation were amended                                   susmentionnee ont ete modifies :

(a) under section 13 of the Canada Business
Corporations Act in accordance with the attached        [ ]      a) en vertu de 1 article 13 de la Loi canadienne sur les
notice;                                                          societes par actions, conformement a lavis ci-joint;

(b) under section 27 of the Canada Business             [ ]      b) en vertu de 1'article 27 de la Loi canadienne sur
Corporations Act as set out in the attached articles             les societes par actions. tel qu'il est indique dans les clauses
of amendment designating a series of shares;                     modificatrices ci-jointes designant une serie

(c) under section 179 of the Canada Business            [ ]     c) en vertu de  1'article 179 de la Loi canadienne sur les
Corporations Act as set out in the attached articles             societes par actions, tel qu'il est indique dans les clauses
of amendment;                                                    modificatrices ci-jointes;

(d) under section 191 of the Canada Business            [ ]     d) en vertu de 1'article 191 de la Loi canadienne sur les societes
Corporations Act as set out in the attached articles            par actions, tel  qu'il est indique dans les clauses de
of reorganization.                                              reorganisation ci-jointes.

                                             OCTOBER 28, 1998/LE 28 OCTOBRE 1998
                   DIRECTOR - DIRECTEUR DATE OF AMENDMENT - DATE DE MODIFICATION

[CANADA LOGO]

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[LOGO]

INDUSTRY CANADA  INDUSTRIC CANADA                  FORM 4            FORMULE 4
CANADA BUSINESS  LOL REGISSANT LES SOCIETED     ARTICLES OF          CLAUSES
CORPORATION      PAR ACTIONS DE REGIME           AMENDMENT         MODIFICATIONS
ACT              FEDERAL                  (SECTION 27 OR 177)(ARTICLES 27 OU 177

1 - Name of Corporation - Denomination de la socifete

2 - Corporation No - N" de la societe

STANLEY TECHNOLOGY GROUP INC.                                   301878-4

3 - The articles of the above-named corporation are amended as follows:

Les statuts de la societe ci-dessus sont modrfie de la facon suivante: Pursuant to subsection 173(l)(a) of the Canada Business Corporations Act, the Articles of the Corporation be amended by changing the name of the Corporation to "Stantec Inc."

Date                      Signature                      Title - Titre
                        /s/ Jeffrey S. Lloyd
October 15. 1998            Jeffrey S. Lloyd                    SECRETARY

FOR DEPARTMENTAL USE ONLY - A L USAGE DU MINISTERE SEULEMENT FILED - DEPOSEE

[LOGO]        Industry Canada      Industrie Canada

RESTATED CERTIFICATE                                 CERTIFICAT
OF INCORPORATION                                     DE CONSTITUTION A JOUR

CANADA BUSINESS                                      LOIJCANADIENNE SUR
CORPORATIONS ACT                                     LES SOCIETES PAR ACTIONS

STANLEY TECHNOLOGY GROUP INC.                              301878-4
______________________________________________      _________________________________________
Name of corporation-Denomination de la societe      Corporation number-Numero de la societe

I hereby certify that the articles of               Je certifie que les statuts
constitutifs de incorporation of the above-named    constututis de la societe
 corporation susmentionnee ont etc mis a were       susmentionee ont ete mis a jour
restated under section 180 of the Canada            jour en vertu de 1'article 180 de la Lot
Business Corporations Act as set out in the         cdnadienne sur les societes par actions,
attached restated articles of incorporation.        tel qu'il est indique dans les statuts mis
                                                    a jour ci-joints.

/s/ [ILLEGIBLE]

                                                     JUNE 2, 1998/LE 2 JUIN 1998

Director - Directeur                            Effective Date of Restatement -
                                Date d'entree en vigueur de la mise a jour

[CANADA LOGO]

                                                                 FORM 7                FORMULE 7
[LOGO]  INDUSTRY CANADA    INDUSTRIE CANADA               RESTATED ARTICLES OF    STATUS CONSTITUTIFS
        CANADA   BUSINESS  LOI REGISSANT LES SOCIETES         INCORPORATION           MIS A JOUR
        CORPORATIONS ACT   PAR ACTIONS DE REGIME FEDERAL      (SECTION 180)          (ARTICLE 180)

1 - Name of Corporation -                        Corporation No, - N(degree)
    Denomination de la societe                   de la societe

    STANLEY TECHNOLOGY GROUP INC.                301878-4

2 - The place in Canada where the registered     Lieu au Canada ou doit etre
    office is to be situated                     situe le siege social

                                EDMONTON, ALBERTA

3 - The classes and any maximum number of        Categories et tout nombre
    shares that the corporation is authorized    maximal d'actions que la
    to issue                                     societe est autorisee a emettre

      -     an unlimited number of Common Shares; and

      -     an unlimited number of Preferred Shares, issuable in series.

      3.1   COMMON SHARES

            The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

            3.1.1 Dividends

                  The holders of Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

            3.1.2 Dissolution

                  In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

            3.1.3 Voting Rights

                  The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

            3.1.4 Priority

                  3.1.4.1 The Common Shares shall rank junior to all other
                          classes of shares of the Corporation with respect to a distribution of assets in the event of liquidation, dissolution or winding-up.

                  3.1.4.2 The Common Shares shall rank junior to the Preferred
                          Shares with respect to entitlement to dividends.

3.2   PREFERRED SHARES

      The Preferred Shares, as a class, shall be designated as Preferred Shares and shall have attached thereto the following rights, privileges, restrictions and conditions:

      3.2.1 Issuable in Series

            The Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by the board of directors of the Corporation.

      3.2.2 Establishment of the Attributes of the Series

            The board of directors of the Corporation is authorized before the issue of any Preferred Shares of any series, to determine the designation, rights, privileges, restrictions and conditions to be attached to each such series of Preferred Shares, including, without limitation:

            (a) the rate or rates, amount and method or methods of calculation of any dividends, whether cumulative, non-cumulative or partially cumulative, and whether such rate(s), amount or method(s) of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates, if any, from which any such dividends shall accrue;

            (b) any rights of redemption or purchase or both and the redemption or purchase prices and terms and conditions of any such rights;

            (c) any rights of retraction vested in the holders of Preferred Shares of such series and the prices and terms and conditions of any such rights and whether any other rights of retraction may be vested in such holders in the future;

            (d)   any conversion or exchange rights;

            (e) any rights to receive the remaining property of the Corporation upon the dissolution, liquidation or wind-up of the Corporation, whether voluntary or involuntary, or any distribution of the assets or return of capital of the Corporation among its shareholders for the purpose of winding-up its affairs;

            (f)   any sinking fund or purchase fund;

            (g)   any voting rights; and

            (h) other provisions, if any, to be attached to each series of Preferred Shares,

            the whole subject to the issue by the Director appointed under the Canada Business Corporations Act, as amended from time to time, of a certificate of amendment in respect of articles of amendment in prescribed form to designate each series of Preferred Shares.

      3.2.3 Ranking

            No rights, privileges, restrictions or conditions attached to a series of Preferred Shares shall confer upon the shares of such series a priority over shares of any other series of Preferred Shares with respect to the payment of dividends or the return of capital in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any distribution of the assets or return of capital of the Corporation among its shareholders for the purpose of winding-up its affairs. The Preferred Shares shall rank senior to the Common Shares with respect to entitlement to dividends. The Preferred Shares shall rank senior to all other classes of shares with respect to a distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends or any amount payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation in respect of the shares of a series of Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of ail other series of Preferred Shares in respect of all accumulated cumulative dividends, whether or not declared, and all declared non-cumulative dividends or all amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Preferred Shares of any series mayalso be given such other preferences not inconsistent with this section 3.2.3 over any shares ranking junior to the Preferred Shares as may be determined by the terms of such series of Preferred Shares.

      3.2.4 Voting Rights

            Except as hereinafter referred to or as required by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holders of the Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

      3.2.5 Amendment with Approval of Holders of Preferred Shares

            The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act or any other statutory provision of like or similar effect, from time to time in force.

      3.2.6 Approval of Holders of Preferred Shares

            The approval of the holders of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preferred Shares as a class or of any other matter requiring the consent of the holders of the Preferred Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all holders of Preferred Shares or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Preferred Shares duly called for that purpose. The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders and as required by the Canada Business Corporations Act, as amended from time to time. On every poll taken at every meeting of holders of Preferred Shares as a class, each hofder of Preferred Shares entitled to vote thereat shall have one vote in respect of each Preferred Share held.

4 - Restrictions, if any, on share transfers    Restrictions sur le transfert
                                                des actions, s'il y a lieu

                                       N/A

5 - Number (or minimum and maximum number) of   Nombre (ou nombre minimal et
    directors                                   maximal) d'administrateurs

    Minimum of three (3) and maximum of twenty (20).

6 - Restrictions, if any, on business the       Limites imposees a I'activite
    corporation may carry on                    commerciale de la societe,
                                                s'il y a lieu

                                       N/A

7 - Other provisions, if any                    Autres dispositions, s'il y a
                                                lieu
                                       N/A

The foregoing restated articles of              Cette mise a jour des status
incorporation correctly set out, without        constitutifs demontre
substantive change the corresponding            exactement, sans changement
provisions of the articles of incorporation     substantial, les dispositions
as amended and supersede the original           correspondants des status
articles of incorporation                       constitutifs modifies qui
                                                remplacent les status
                                                constitutifs originaus

Signature                 Date                  FOR DEPARTMENTMENTAL USE ONLY-
                                                A L'USAGE DU MINISTERE DEULEMENT

                 D-J     M      Y-A
                 14     05      98

Title-Titre                                     Filed - Deposee

      JEFFREY S. LLOYD, SECRETARY